UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild Blvd., Tel Aviv 6688112, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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THE TEXT OF THIS FORM 6-K (EXCLUDING EXHIBIT 99.1) IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Execution of Project Finance Agreements in an Aggregate Amount of Approximately Euro 177 Million in connection with the Talasol Project

Ellomay Capital Ltd. (the “Company”) today announced that Talasol Solar S.L.U., its indirect wholly-owned subsidiary (“Talasol”) entered into a set of agreements governing the procurement of financing in the aggregate amount of approximately euro 177 million (the “Project Finance”). The Project Finance is intended to finance the construction of a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain (the “Talasol Project”) promoted by Talasol. Fichtner, Talasol’s owner engineer, currently expects that the Talasol photovoltaic plant will generate approximately 561 GWh of electricty a year.

The Project Finance includes the following facilities:

a.
a term facility in the amount of euro 70 million from Deutsche Bank AG (“DB”), with a term ending on September 30, 2033, repaid in unequal sculptured semi-annual installments. Loan amounts drawn from this facility will bear an annual interest of 6 month EURIBOR (with a zero floor) plus a margin determined based on the stage of the Talasol Project. The applicable margins are: (i) 2.25% until technical completion, (ii) 2% from technical completion until the 5th anniversary of technical completion, (iii) 2.25% from the 5th anniversary of technical completion until the termination date of the power hedge agreement that Talasol entered into last June (the “PPA”, i.e., September 30, 2030), and (iv) 2.5% from the termination date of the PPA until the end of the term of the commercial term facility;

b.
a revolving debt service reserve facility in the amount of euro 5 million from DB, with a term ending on the earlier of: (i) September 30, 2033 or (ii) the date on which the commercial term loan set forth under (a) above has been repaid in full. Loan amounts drawn from this facility will bear an annual interest of 6 month EURIBOR (with a zero floor) plus a margin determined based on the stage of the Talasol Project. The applicable margins are: (i) 2.5% until technical completion, (ii) 2.25% from technical completion until the 5th anniversary of technical completion, (iii) 2.50% from the 5th anniversary of technical completion until the termination date of the PPA), and (iv) 2.75% from the termination date of the PPA until the termination date;

c.
a VAT facility in the amount of euro 20 million from DB, with a term ending on June 30, 2021, repaid by using balances available in the VAT reimbursement account but in no event later than June 30, 2021. Loan amounts drawn from this facility will bear an annual interest of 6 month EURIBOR (with a zero floor) plus a margin of 2%;

d.
a letter of credit facility in the initial amount of euro 12 million, with a term ending on September 30, 2030, to be repaid in full on its termination date and bearing an annual interest of (i) 1.25% for amounts cash covered, and (ii) 2% for any other amounts;

e.
a term facility in the amount of euro 65 million from the European Investment Bank (“EIB”) granted under the Investment Plan for Europe known as the Juncker Plan, with a term ending on September 30, 2033, repaid in unequal sculptured semi-annual installments. Loan amounts drawn from this facility will bear an annual interest of 6 month EURIBOR plus a margin (expected to be 1.757%); and

f.
a revolving debt service reserve facility from the EIB in the amount of euro 5 million granted by the EIB under the Investment Plan for Europe, with a term ending on the earlier of: (i) September 30, 2033 or (ii) the date on which the commercial term loan set forth under (e) above has been repaid in full. Loans drawn from this facility will bear an annual interest of 6 month EURIBOR  (with a zero floor) plus a margin, which is expected to be similar to the CFL Debt Service Reserve Facility under (b) above.

The final amount of the various facilities (other than the letter of credit facility amount, which is fixed) will be determined based on an agreed financial model as of the date of financial closing, taking into account certain variables, including interest rate SWAP, the PPA adjusted fixed price, power price projections and the agreed DSCR, and is expected to be up to euro 177 million.

The commercial facilities provided by DB are under a syndication process expected to be closed soon.

During the construction period, interest payments on the term, revolving debt and VAT facilities will be made on a monthly basis, and semi-annually thereafter (commencing March 31, 2021). The agreements executed in connection with the Project Finance provide for mandatory prepayment upon the occurrence of certain events and various customary representations, warranties and covenants, including covenants to maintain a Historic and Projected DSCR not lower than 1.05:1, and not to make distributions in the event that: (i) the Historic and Projected DSCR will be lower than 1.15:1.0 and (ii) the Loan Life Cover Ratio will be lower than 1.20:1.0. The facilities provided by the EIB include certain other representations and undertakings mandated by applicable EU regulation.

The Project Finance documents require that security interests be provided in connection with the following: (i) Talasol’s shares (held by the Company’s wholly-owned subsidiary, Ellomay Luxemburg Holdings S.àr.l. (“Ellomay Lux”), (ii) pledges over accounts, (iii) pledges over Talasol Project’s documents, (iv) pledges over receivables under the shareholders loans, (v) security assignment of hedging claims and (vi) promissory equipment mortgage.

The Project Finance documentation include several conditions to financial closing, including an obligation by Talasol to provide upfront equity in the amount of euro 40 million, closing of the engineering, procurement and construction contract that was signed on June 2018 and signing of the substation construction contract with Red Eléctrica de Espana, S.A.U. and additional customary conditions. In addition, Ellomay Lux committed to provide pro rata base equity in an aggregate amount currently expected to be (subject to the final debt sizing on financial closing as described above) approximately euro 51 million and contingent equity in an aggregate amount of euro 5.7 million, both backed by bank guarantees.

In connection with the Project Finance, Ellomay Luxemburg, our wholly-owned subsidiary and the parent company of Talasol and the Company undertook separately to (indirectly) retain at least 50.1% of the shares in Talasol and not to buy any debt of, or hedging claims against, Talasol from the entities providing the financing to the Talasol Project

The Project Finance documentation requires Talasol to enter into interest swap agreements for an amount equal to at least 95% of the maximum amount of the term facilities and reflecting any regular cash sweep amounts as more fully explained below.

As the financing was structured for the term of the PPA signed in connection with the Talasol Project (ten years) plus additional three years beyond the term of the PPA, the Project Finance documentation requires Talasol to prepay the term loans via cash-sweeps to ensure that the term loans are repaid in full until the termination date of the PPA. Talasol has the option to place the relevant cash sweep amounts on a reserve account instead, and, in the event it enters into a satisfactory new power purchase agreement or power hedge agreement, the amounts on the reserve account may be transferred to the operating account of Talasol, to the extent they are not required in prepayment of the term loans to ensure that during the remainder of the term loans the base case ratios are complied with.

The consummation of the Project Finance is subject to the occurrence of certain events and circumstances, including the fulfilment of the conditions to closing as set forth above, that are not entirely within the control of the Company or Talasol. There can be no assurance as to whether or when the conditions to closing will be satisfied.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in the economic market, our ability to obtain the required funds for the equity contribution and the fulfillment of other conditions precedent. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibits

Exhibit 99.1
Press Release: “Ellomay Capital Ltd. Announces Entry into Project Finance Agreements in an Aggregate Amount of Approximately Euro 177 Million in connection with the Talasol Project,” dated December 20, 2018.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd. By: /s/ Ran Fridrich Ran Fridrich Chief Executive Officer and Director

Dated: December 20, 2018